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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Nabors Holding Co. (formerly Pool Energy Services Co.)
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
732788104
(CUSIP Number)
Alton Anthony Gonsoulin, Jr.
2900 Wesleyan, Suite 420
Houston, TX 77027
Tele: (713) 840-8737
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 1998
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	732788104

1	NAMES OF REPORTING PERSONS: Alton A. Gonsoulin, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Exchange of stock in a business combination.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,538,462

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,538,462

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,538,462 including 461,539 shares owned of record by Gonsoulin Enterprises, Inc., all of the capital stock of which is owned by Alton A. Gonsoulin, Jr.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3% as of March 31, 1998

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Introductory Statement
     The purpose of this Schedule 13D is to replace the Schedule 13D originally filed that contained the reporting person’s social security number.
Item 1. Security and Issuer.
     The class of securities to which the statement relates is the common stock, no par value (“Pool Common Stock”), of Pool Energy Services Co., a Texas corporation. The address of the principal executive offices of Pool Energy Services Co. is 10375 Richmond Avenue, Houston, Texas 77042.
Item 2. Identity and Background.
     This Statement on Schedule 13D is filed by Alton A. Gonsoulin, Jr. (“Mr. Gonsoulin”), a United States citizen. Mr. Gonsoulin’s principal business address is 2900 Wesleyan, Suite 420, Houston, Texas 77027. Mr. Gonsoulin’s principal occupation and employment is in his capacity as Vice-President and General Manager of Sea Mar, Inc., 2900 Wesleyan, Suite 420, Houston, Texas 77027, a wholly owned subsidiary of Pool Company.
     During the last five years, Mr. Gonsoulin has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Pool Common Stock was acquired from Pool Energy Services Co. through a Stock Purchase Agreement. See Exhibit 1.
Item 4. Purpose of Transaction.
     See Exhibit 2 Voting Agreement; and Exhibit 3, Escrow Agreement.
     (a) Neither Alton A. Gonsoulin nor Gonsoulin Enterprises, Inc. has any present intention to purchase any additional securities of the Issuer; however, Alton A. Gonsoulin and/or Gonsoulin Enterprises, Inc. may dispose of up to 769,231 shares of the Pool Common Stock assuming the effectiveness of a recent Registration Statement filed by Issuer to facilitate this potential disposition and appropriate market conditions.
     Pool Company (a wholly owned subsidiary of Pool Energy Services Co.), Mr. Gonsoulin, Gonsoulin Enterprises and Bank One Texas N.A. entered into an Escrow Agreement effective as of March 31, 1998. One-half of the Pool Common Stock delivered to Mr. Gonsoulin and one-half of the Pool Common Stock delivered to Gonsoulin Enterprises, Inc. pursuant to the Stock Purchase Agreement have been placed in escrow with Bank One Texas N.A. pursuant to the terms of the Escrow Agreement as security for the certain obligations under the Stock Purchase

Agreement. Pursuant to the Escrow Agreement, said shares of Pool Common Stock shall remain in escrow under the terms and conditions set forth therein. See Exhibit 3.
     Mr. Gonsoulin, Gonsoulin Enterprises, Inc. and Pool Energy Services Co. entered into a Voting Agreement, effective March 31, 1998 pursuant to which one-half of the Pool Common Stock delivered to Mr. Gonsoulin and one-half of the Pool Common Stock delivered to Gonsoulin Enterprises, Inc. (a total number of 769,231 shares of Pool Common Stock) are subject to certain voting requirements under the terms and conditions set forth therein. See Exhibit 2.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) None.
Item 5. Interest in Securities of the Issuer.
     See Exhibit 2, Voting Agreement.
     (a) N/A.
     (b) Mr. Gonsoulin, Gonsoulin Enterprises, Inc. and Pool Energy Services Co. entered into a Voting Agreement, effective as of March 31, 1998 pursuant to which one-half of the Pool Common Stock delivered to Mr. Gonsoulin and one-half of the Pool Common Stock delivered to Gonsoulin Enterprises, Inc. (a total number of 769,231 shares of Pool Common Stock) are subject to certain voting requirements under the terms and conditions set forth therein.
     (c) N/A.
     (d) N/A.
     (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following responses to this Item 6 are qualified in their entirety by reference to the Stock Purchase Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by reference, the Voting Agreement, the full text of which is filed as Exhibit 2 hereto and incorporated herein by reference, and the Escrow Agreement, the full text of which is filed as Exhibit 3 hereto and incorporated herein by reference.
     (a) Stock Purchase Agreement.
     Pursuant to the Stock Purchase Agreement, Mr. Gonsoulin and Gonsoulin Enterprises, Inc. shall be entitled to a Purchase Price Adjustment providing for Additional Consideration in the event certain conditions described in Section 2.4 of the Stock Purchase Agreement are satisfied. See Exhibit 1.
     (b) Voting Agreement.
     Mr. Gonsoulin, Gonsoulin Enterprises, Inc. and Pool Energy Services Co. entered into a Voting Agreement, effective as of March 31, 1998, pursuant to which one-half of the Pool Common Stock delivered to Mr. Gonsoulin and one-half of the Pool Common Stock delivered to Gonsoulin Enterprises, Inc. (a total number of 769,231 shares of Pool Common Stock) are subject to certain voting requirements under the terms and conditions set forth therein. See Exhibit 2.
     (c) Escrow Agreement.
     Pool Company, Mr. Gonsoulin, Gonsoulin Enterprises and Bank One Texas N.A. entered into an Escrow Agreement effective as of March 31, 1998. One-half of the Pool Common Stock delivered to Mr. Gonsoulin and one-half of the Pool Common Stock delivered to Gonsoulin Enterprises, Inc. pursuant to the Stock Purchase Agreement have been placed in escrow with Bank One Texas N.A. pursuant to the terms of the Escrow Agreement. Pursuant to the Escrow Agreement, said shares of Pool Common Stock shall remain in escrow under the terms and conditions set forth therein. See Exhibit 3.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1 — Stock Purchase Agreement, dated February 10, 1998
     Exhibit 2 — Voting Agreement, dated March 31, 1998
     Exhibit 3 — Escrow Agreement, dated March 31, 1998

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that as of March 31, 1998, the date of the event which requires filing of this statement, the information set forth in this statement is true, complete and correct.
     This 7th day of June, 2006.

/s/ Alton A. Gonsoulin, Jr.

Alton A. Gonsoulin, Jr.

Exhibit Index

     Exhibit 1 — Stock Purchase Agreement, dated February 10, 1998
     Exhibit 2 — Voting Agreement, dated March 31, 1998
     Exhibit 3 — Escrow Agreement, dated March 31, 1998